Exhibit 99.1

 Reminder - Conference Call December 3, 2014

CALGARY, ALBERTA, December 3 2014 - NXT Energy Solutions Inc. ("NXT Energy" or the "Company") (TSX-V:SFD; US OTC:NSFDF) would like to remind all interested parties of the brief investor and media conference call on Wednesday December 3, 2014 at 2:10 pm MST (4:10 pm EST) to discuss the Q3 results and the status of current business initiatives and recent developments. Interested parties are invited to participate in this call by using the toll-free dial in numbers below:

Participant access code: 50089 (followed by the "#" key)

1-855-353-9183 (toll-free Canada & USA)
1-604-681-8564 Vancouver
1-403-532-5601 Calgary or International
1-416-623-0333 Toronto

About NXT Energy

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.